UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                          Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated February 27, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Law 6/2023, of 17 March, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following OTHER RELEVANT INFORMATION Following the Other Relevant Information communicated by the Company on 5 February 2024, Grifols' Board of Directors informs that, in its meeting held on 26 February 2024, it has unanimously agreed to appoint Mr. Jose Ignacio (Nacho) Abia as a new member of the Board, following the previous favourable report from the Appointments and Remuneration Committee, through the co-option procedure and temporally with the category of "other external". Further, Mr. Nacho Abia is appointed as CEO with effect from 1 April 2024, at which time his category will be "executive" director. As previously informed, Mr. Nacho Abia is an accomplished senior executive with more than two decades of international management experience at publicly traded life-science and medical-technology companies. All his professional experience has provided him with great knowledge in corporate strategy and planning, business and product development, regulatory, as well as medical and clinical affairs. Further, he has been responsible for multiple international M&A transactions. Likewise, he serves in the Board of Directors of AdvaMed (Advanced Medical Technology Association) in the United States, in the Board of Directors of the US-Spain Chamber of Commerce and is also member of the Board of Trustees of the Lehigh Valley Health Network, a hospital system composed of 13 hospitals and multiple care centres in Pennsylvania. In the past, he was member of the Board of Directors of Evident Corporation, a company in the field of life sciences and industrial solutions. . The Board of Directors will propose to the next General Shareholders' Meeting of the Company the ratification of the appointment of Mr. Nacho Abia as a director. In Barcelona, on 27 February 2024 Nuria Martín Barnés Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 27, 2024